UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

February 2006 down 16.7% Year over Year

Mexico City, March 8, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of February 2006 decreased by 16.7% when compared to February 2005.

All figures in this announcement reflect comparisons between the 28-day period February 1 through February 28 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2005	February 2006	% Change
Cancún	131,038	128,290	(2.1)
Cozumel	7,084	4,068	(42.6)
Huatulco	16,537	22,417	35.6
Merida	62,174	65,568	5.5
Minatitlan	9,271	13,994	50.9
Oaxaca	41,993	41,004	(2.4)
Tapachula	14,671	13,722	(6.5)
Veracruz	41,442	41,011	(1.0)
Villahermosa	50,686	52,686	3.9
Total Domestic	374,896	382,760	2.1

International
Airport	February 2005	February 2006	% Change
Cancun	785,373	595,524	(24.2)
Cozumel	53,750	22,870	(57.5)
Huatulco	11,166	12,779	14.4
Merida	11,509	11,731	1.9
Minatitlan	172	312	81.4
Oaxaca	5,037	6,630	31.6
Tapachula	366	301	(17.8)
Veracruz	4,557	5,039	10.6
Villahermosa	3,099	2,936	(5.3)
Total International	875,029	658,122	(24.8)

Total
Airport	February 2005	February 2006	% Change
Cancun	916,411	723,814	(21.0)
Cozumel	60,834	26,938	(55.7)
Huatulco	27,703	35,196	27.0
Merida	73,683	77,299	4.9
Minatitlan	9,443	14,306	51.5
Oaxaca	47,030	47,634	1.3
Tapachula	15,037	14,023	(6.7)
Veracruz	45,999	46,050	0.1
Villahermosa	53,785	55,622	3.4
ASUR Total	1,249,925	1,040,882	(16.7)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 17,328 or 63.0% were in operation as of February 28, 2006.

Quintana Roo’s Tourism authorities estimate that there were 2,125 hotel rooms in operation in Cozumel as February 28, 2006., representing 57% of the approximately 3,730 hotel rooms available before the hurricanes.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

– ENDS –

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: March 8, 2006